Exhibit 12.1

	Fiscal Year Ended December 31,
(in thousands)	2009	2008	2007	2006	2005
Earnings:
Pretax income (loss) from continuing operations	$23,496	$(244,188)	$(163,940)	$(75,874)	$(52,561)
Plus: Fixed charges	269,424	245,469	202,734	93,751	28,586
Plus: Amortization of capitalized interest	4,688	1,363	—	—	—
Less: Interest capitalized	(26,129)	(98,333)	(83,374)	(26,499)	(6,096)

	271,479	(95,689)	(44,580)	(8,622)	(30,071)
Fixed Charges:
Interest expense on indebtedness	243,295	147,136	119,360	67,252	22,490
Interest capitalized	26,129	98,333	83,374	26,499	6,096

Total fixed charges	$269,424	$245,469	$202,734	$93,751	$28,586
Ratio of earnings to fixed charges	1.01x	—	—	—	—
Coverage deficiency	—	$(341,158)	$(247,314)	$(102,373)	$(58,657)